UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires October 31, 2021
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Creatis Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 West 18th Street, Suite 7F
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Bohlmann (646) 535-0328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Michael M. Bohlmann**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Creatis Capital LLC**, as of **December 31**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MATTHEW S. LEE
Notary Public-Maine
My Commission Expires
July 20, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIS CAPITAL LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Creatis Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creatis Capital LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

April 9, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Creatis Capital LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS		
Cash	$	26,522
Accounts Receivable, net of allowance of $20,138		27,545
Prepaid Expenses		3,457
Total Assets	$	57,524
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Commissions Payable	$	33,247
Deferred Revenue		5,834
Accounts Payable and Accrued Expenses		5,025
Total Liabilities		44,106
Member's Equity		13,418
Total Liabilities and Member's Equity	$	57,524

The accompanying notes are an integral part of these financial statements.

Creatis Capital LLC
Statement of Operations
For The Year Ended December 31, 2020

Revenues	
Referral Fees	$ 201,272
Fees from Registered Representatives	2,666
Total Revenues	203,938
Expenses	
Commissions	180,562
Professional Fees	21,400
Other	7,867
Technology and Communications	2,707
Total Expenses	212,536
Net Loss	$ (8,598)

The accompanying notes are an integral part of these financial statements.

Creatis Capital LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2020

Balance - January 1, 2020	$ 14,016
Contributions	10,500
Distribution	(2,500)
Net Loss	(8,598)
Balance - December 31, 2020	$ 13,418

The accompanying notes are an integral part of these financial statements.

Creatis Capital LLC
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash Flows From Operating Activities:		
Net Loss	$	(8,598)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Increase in Accounts Receivable		(27,545)
Decrease in Prepaid Expenses		387
Increase in Accounts Payable and Accrued Expenses		472
Increase in Commissions Payable		33,247
Increase in Deferred Revenue		5,834
Net Cash Provided by Operating Activities		3,797
Cash Flows From Financing Activities:		
Contributions		10,500
Distribution		(2,500)
Net Cash Provided by Financing Activities:		8,000
Net Increase in Cash		11,797
Cash - Beginning of Year		14,725
Cash - End of Year	$	26,522

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Creatis Capital LLC (the "Company") is wholly owned by Creatis LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a Limited Liability Company, the member's liability is limited to its investment.

2. Summary of Significant Accounting Policies and Basis of Presentation

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers

Revenue from contracts with customers includes referral fees for the introduction of investors to investment management funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from referral agreements is based upon a percentage of the assets initially invested in the funds by introduced investors. As the investment amount is not known until the assets are transferred, the referral fee revenue of the Company is unable to be recognized until that time.

Referral fee revenue also includes a percentage of the gross assets under management and performance fees earned from assets invested in the funds by introduced investors for the life of the investments, including additional investments made by the introduced investors. As the value of assets at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, are uncertain, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

2. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company adopted ASU no. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Cash

The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

3. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 $^{2}/_{3}$ of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $6,890, which exceeded the required minimum net capital by $1,890 and the ratio of aggregate indebtedness to net capital was 6.40 to 1.00.

4. Concentrations

All referral fees revenue arose from contracts with two customers.

5. Related Party Transactions

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company is allocated its share of certain administrative and operating expenses paid by the Member. There were no amounts incurred by the Company pursuant to this agreement during 2020.

The Company operates from office space provided by its Member at no cost.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

6. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.

7. Net Loss

The Company incurred a loss for 2020 and was dependent on its Member for capital contributions for working capital and net capital. The Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

8. Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Creatis Capital LLC
SCHEDULE I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2020

Member's Equity	$	13,418
Non-allowable Assets		
Accounts Receivable, Net of Related Commissions Payable		3,071
Prepaid Expenses		3,457
Total Non-Allowable Assets		6,528
Net Capital		6,890
Minimum Net Capital Required (greater of $5000 or 6-2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	1,890
Aggregrate Indebtedness	$	44,106
Ratio of Aggregate Indebtedness to Net Capital		6.40 to 1.00

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of December 31,2020:

There is no significant difference between the above computation of net capital and the corresponding computation reported in the amended Form X-17A-5 Part IIA.

CREATIS CAPITAL LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

CREATIS CAPITAL LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Creatis Capital LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Creatis Capital LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Creatis Capital LLC stated that Creatis Capital LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Creatis Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creatis Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 9, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

CREATIS

CREATIS CAPITAL LLC
100 West 18th Street, Suite 7F
New York, NY 10011

2020 EXEMPTION REPORT

We, as members of management of Creatis Capital LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 1 5c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Michael M. Bohlmann, CEO
February 22, 2021